Contact

www.linkedin.com/in/hrosendahl (LinkedIn)
modern-off-grid.com/ (Blog)

Top Skills

Mergers
International Expansion
Investor Relations

Patents

Vertically integrated automatic threat level determination for containers and hosts in a containerization environment

Henrik Rosendahl

5 Exits, Board member, CEO, Investor and Advisor for cloud native infrastructure and green tech companies leading the way
San Francisco Bay Area

Summary

Serial Enterprise Software Entrepreneur. 5 successful exits (two to VMware).

CEO, Board member, Advisor, Investor and Biz. Dev. for DevOps & Green-tech Startups.

Co-founder and Chairman of CloudVolumes - named one of Five Strategic Acquisitions That Reshaped VMware by Forbes. The product became VMware AppVolumes https://www.vmware.com/products/appvolumes.html

CEO of Thinstall. Sold to VMware in 2008. The product became VMware ThinApp https://www.vmware.com/products/thinapp.html

Experience

Spiio
CEO
October 2021 - Present (3 years 1 month)
San Francisco Bay Area

Spiio is the leading in-ground soil data sensor. Our customer rely on real-time continuous data for better agronomic decision making.

byFounders
Investor & Founder in byFounders Collective
September 2017 - Present (7 years 2 months)
San Francisco Bay Area

byFounders is an early stage venture fund actively investing in tech startups across the Nordics and Baltics. Made up of some of the region's most accomplished entrepreneurs, the byFounders Collective invests and supports the next generation of globally ambitious founders - it's "for founders, byFounders"

DataCrunch
Investor
October 2024 - Present (1 month)

Vivino
Investor
2014 - Present (10 years)

Founded in 2010, Vivino helps wine lovers discover and rate wines. The mobile app allows users to take photos of wine labels and restaurant wine lists and, using proprietary image-recognition technology, match the images against a database of more than 6 million wines. Vivino connects wine lovers via a network of posted reviews and allows users to share their experiences via Facebook, Twitter and email. For more information, visit http://www.vivino.com.

Powur, PBC
Board member and Investor
2014 - Present (10 years)

Greater San Diego Area

Powur: Accelerating the adoption of sustainable energy worldwide.

Nordsense
Investor
January 2017 - Present (7 years 10 months)

Copenhagen Area, Denmark

Nordsense offers simple and affordable solutions that optimizes waste collection processes. Our system reduce your capital expenditure and carbon footprint, while improving workflows. Improve waste collection. Environmental Beneficial.

modern-off-grid.com
Blogger
December 2013 - Present (10 years 11 months)

Living Off-grid without compromise?

This blog is dedicated to explaining how you can live off-grid in a modern house (almost) without compromise.

Yes it can be done – I'm doing it as you read this, and in the following posts I'll give the readers some more insight into the motivation, trade-offs, benefits, downsides etc.

With my own technical background and propensity for modern design the content will naturally be focused on technical solutions and design challenges.

Shipa

COO

October 2020 - September 2021 (1 year)

San Francisco Bay Area

Shipa's cloud-native application management framework allows organizations to successfully run mission-critical applications on Kubernetes in days instead of years. The lightweight framework eliminates the need for platform teams to develop custom scripts or to manage a lengthy migration while still giving them centralized control over configurations to reduce the risk of misconfigurations.

Acquired by @Mirantis January 2023

NeuVector

Co-founder & Investor

June 2016 - September 2020 (4 years 4 months)

San Francisco Bay Area

NeuVector delivers an application and network intelligent container security solution that automatically adapts to protect running containers. Don't let security concerns slow down your CI/CD processes.

Acquired by SUSE October 2021

NanoVMs

Investor

May 2016 - May 2018 (2 years 1 month)

San Francisco Bay Area

NanoVms is the industry's only unikernel platform available today. NanoVMs runs your applications as secure, isolated virtual machines faster than bare metal.

Alchemist Accelerator

Mentor

January 2016 - September 2017 (1 year 9 months)

Akanda inc

Co-founder & CEO

November 2014 - June 2016 (1 year 8 months)

Akanda is the only open source network virtualization solution built by OpenStack operators for real OpenStack clouds. Akanda eliminates the need for complex SDN controllers, overlays and multiple plugins for cloud networking by providing a simple integrated networking stack (routing, firewall, load balancing) for connecting and securing multi-tenant OpenStack environments.

CloudVolumes Inc.

Co-Founder & Chairman of the Board

June 2011 - August 2014 (3 years 3 months)

CloudVolumes is shifting the paradigm of how virtual machines are managed and updated. With CloudVolumes you can deliver any number of applications and any amount of data to any number of virtual machines within seconds.

Sold to VMware in August 2014

Quantum

SVP Cloud Solutions

2011 - 2014 (3 years)

Quantum offers services for backup and DR as well as next-gen storage for private and public cloud deployments. Our cloud backup services utilize deduplication to efficiently store and transport data, and our object storage solutions integrate next-gen technologies to help companies build private clouds for storing and archiving massive amounts of unstructured data.

Pancetera Software

CEO

January 2010 - June 2011 (1 year 6 months)

Pancetera’s technology addresses the data storage challenges in virtual environments, enabling customers to protect data more efficiently.

Sold to Quantum in June 2011.

VMware

Director / GM Application Virtualization

January 2008 - December 2009 (2 years)

The addition of Thinstall/ThinApp to VMware's desktop virtualization portfolio deliver cost-effective and more flexible tools for quickly and securely provisioning desktops and applications.

Thinstall Inc

CEO

October 2006 - January 2008 (1 year 4 months)

Thinstall’s solution offers the best technological approach in the market for application virtualization, providing faster, easier and more secure delivery of software applications to desktop-based workforces.

Sold to VMware in January 2008

1st Corporate Technologies

Partner

August 2006 - January 2008 (1 year 6 months)

Exit assessment, Strategy, Preparation and Execution services for entrepreneurs and spin-offs with technology that should be matured, developed prior to a strategic exit.

Premitech Inc.

Executive Vice President

April 2004 - April 2006 (2 years 1 month)

PremiTech develops systems management software that enables IT departments to get real-time measurement of end-user application and infrastructure IT performance in software as a service model.

Sold to CapaSystems A/S

Interse A/S

CEO

September 2001 - January 2004 (2 years 5 months)

Sold to ScanJour A/S

SPSS

Director MR

1997 - 1998 (1 year)

In2itive Technologies A/S

Founder & Technical Director
February 1994 - October 1997 (3 years 9 months)

Sold to to SPSS Inc.in 1997

Education

MIT Sloan School of Management
Management, Marketing · (2000 - 2000)

Right Management
Executive Training Program · (2003 - 2004)

DTU - Technical University of Denmark
 · (1990 - 1994)

Holte Gymnasium
 · (1977 - 1990)